Filed Pursuant to Rule 424(b)(3)

File No. 333-132942

PROSPECTUS SUPPLEMENT NO. 1

Prospectus Supplement No. 1 dated August 14, 2006 to Prospectus dated April 12, 2006

AEGIS ASSESSMENTS, INC.

20,533,335 SHARES OFCOMMON STOCK

This prospectus supplement should be read in conjunction with the prospectus dated April 12, 2006 relating to the resale by the selling stockholders of up to 20,533,335 shares of common stock, including up to (i) 9,333,334 shares of common stock issuable upon conversion of $800,000 aggregate principal amount secured convertible promissory notes issued to certain selling stockholders based upon an assumed conversion price of $0.15 per share, (ii) 80,000 shares of common stock issuable upon exercise of warrants issued to vFinance Investments, Inc. based upon an exercise price of $0.1875 per share, (iii) 453,333 shares of common stock issuable upon exercise of warrants issued to Harborview Capital Management LLC based upon an exercise price of $0.1875 per share, (iv) 5,333,334 shares of common stock issuable upon the exercise of Class A Warrants issued to holders of the foregoing notes based upon an assumed exercise price of $0.25 per share, and (v) 5,333,334 shares of common stock issuable upon the exercise of Class B Warrants issued to holders of the foregoing notes based upon an assumed exercise price of $0.60 per share.  The selling stockholders may sell common stock from time to time in the principal market on which the stock is traded at the prevailing market price or in negotiated transactions.

On August 14, 2006, our Board of Directors permanently reduced the exercise price of the Class A Warrants from $0.25 to $0.05 per share, and permanently reduced the exercise of the Class B warrants from $0.60 to $0.05 per share.

We are not selling any shares of common stock in this offering and therefore will not receive any proceeds from this offering. We may, however, receive proceeds upon the exercise of the warrants described throughout this prospectus supplement and the accompanying prospectus in the event that such warrants are exercised.  We will bear all costs associated with this registration.

These shares may be sold by the selling stockholders from time to time in the over-the-counter market or other national securities exchange or automated interdealer quotation system on which our common stock is then listed or quoted, through negotiated transactions or otherwise at market prices prevailing at the time of sale or at negotiated prices.

The selling stockholders, and any participating broker-dealers, may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended, or the “Securities Act,” and any commissions or discounts given to any such broker-dealer may be regarded as underwriting commissions or discounts under the Securities Act.  The selling stockholders have informed us that they do not have any agreement or understanding, directly or indirectly, with any person to distribute their common stock.

Investing in these securities involves significant risks.  Investors should not buy these securities unless they can afford to lose their entire investment.  See “Risk Factors” beginning on page 5 of the accompanying prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement and the accompanying prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 14, 2006.

1873562.1